Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement on Amendment No. 1 to Form S-3 (No. 333-202631) and related Prospectus of BioScrip, Inc. for the registration of Subscription Rights for the purchase of Units consisting of Series A Convertible Preferred Stock, Class A Warrants, and Class B Warrants, and the Common Stock issuable upon conversion of the Series A Convertible Preferred Stock and exercise of the Class A Warrants and Class B Warrants, and to the incorporation by reference therein of our report dated March 3, 2014 (except Note 5, as to which the date is March 2, 2015), with respect to the consolidated financial statements and schedule of BioScrip, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Minneapolis, Minnesota

May 28, 2015